    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1998

                                             REGISTRATION NO. 333-58859

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                   ________________

                                   AMENDMENT NO. 3

                                          TO
                                       FORM S-3
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                                   ________________

                                ARGOSY GAMING COMPANY
                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


               DELAWARE                                  37-1304247
   (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)


                                   ________________
                                   219 PIASA STREET
                              ALTON, ILLINOIS 62002-6232
                                    (618) 474-7500
                            (ADDRESS AND TELEPHONE NUMBER
                     OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                   ________________
                                    JAMES B. PERRY
                                ARGOSY GAMING COMPANY
                                   219 PIASA STREET
                                ALTON, ILLINOIS 62002
                                    (618) 474-7500
              (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                   ________________
                              COPY OF COMMUNICATIONS TO:
                                   M. FINLEY MAXSON
                                   WINSTON & STRAWN
                                 35 WEST WACKER DRIVE
                               CHICAGO, ILLINOIS 60601
                                    (312) 558-5600
                                   ________________

ARGOSY GAMING COMPANY

COMMON STOCK
($.01 PAR VALUE)

          This Prospectus relates to the offer and sale by certain persons listed under "Selling Stockholders" (collectively, the "Selling Stockholders"), of (i) up to 5,000,000 shares of Common Stock (collectively, the "Shares"), par value $0.01 (the "Common Stock") of Argosy Gaming Company ("Argosy" or the "Company"), issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Shares") and upon exercise of the Company's Warrants to Purchase Common Stock (the "Warrants"), and (ii) in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), such presently indeterminate number of additional shares as may be issuable upon or after conversion of the Preferred Shares or exercise of the Warrants based upon fluctuations in the conversion price of the Preferred Shares and as a result of stock splits, stock dividends and other similar transactions. All of the Shares may be offered by the Selling Stockholders or by pledgees, donees, transferrees or other successors in interest that receive Shares as a gift, partnership distribution or other non-sale related transfer. See "Selling Stockholders." The Shares are being registered by the Company pursuant to registration rights granted to the Selling Stockholders.

          The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus.
 It is anticipated, however, that the Shares will be offered and sold by the Selling Stockholders from time to time in transactions on The New York Stock Exchange, in privately negotiated transactions, or by a combination of such methods of sale, at such fixed prices as may be negotiated from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

          The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

               SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

The Common Stock is listed on the New York Stock Exchange under the symbol "AGY". On September 30, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $2 5/16 per share. See "Price Range of Common Stock."

                                  _________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  _________________
                   The date of this Prospectus is October 6, 1998.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Certain information, as of particular dates, concerning the Company's directors and officers, their compensation, the principal holders of securities of the Company and any material interests of such persons in transactions with the Company is discussed in proxy statements of the Company distributed to stockholders of the Company and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain of these materials may also be obtained via the Commission's website (http://www.sec.gov). In addition, such reports, proxy statements and other information can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

          The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Branch of the Commission upon payment at prescribed rates.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents which have been filed by the Company with the Commission are incorporated by reference in this Prospectus:

          (a) the Company's Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1997;

          (b) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

          (c) the Company's Quarterly Report on Form 10-Q and 10-Q/A for the quarterly period ended June 30, 1998; and

          (d) the Company's Current Reports on Form 8-K, dated March 18, 1998, and on Form 8-K and 8-K/A, dated June 16, 1998.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall be deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for all purposes of this Prospectus or such Prospectus Supplement to the extent that a statement contained herein, therein or in any subsequent filed document which also is incorporated or deemed to be incorporated by reference herein or in such Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

          The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Request for such copies should be directed to: Patsy S. Hubbard, Corporate Secretary, Argosy Gaming Company, 219 Piasa Street, Alton, Illinois 62002; telephone number (618) 474-7500.

                                     THE COMPANY

          Argosy Gaming Company ("Argosy" or the "Company") is a multi-jurisdictional developer, owner and operator of riverboat casinos and related entertainment facilities in the midwestern and southern United States. The Company, through its subsidiaries, owns and operates the Alton Belle Casino in Alton, Illinois, serving the St. Louis metropolitan market; the Argosy Casino at Riverside in Riverside, Missouri, serving the Kansas City metropolitan market; the Belle of Baton Rouge Casino in Baton Rouge, Louisiana; and the Belle of Sioux City Casino in Sioux City, Iowa. The Company manages, and has a 57.5% general partnership interest in, the Argosy Casino Lawrenceburg in Lawrenceburg, Indiana, serving the Cincinnati metropolitan market.

          The Company was incorporated in Delaware in 1992. The Company's principal executive offices are located at 219 Piasa Street, Alton, Illinois 62002, and its telephone number is (618) 474-7500.


                                     RISK FACTORS

SUBSTANTIAL INDEBTEDNESS

          At March 31, 1998, the Company's total long-term indebtedness was approximately $443.6 million (including current maturities), its total stockholders' equity was approximately $30.2 million and its total capitalization was approximately $473.8 million. The Company's debt to equity ratio has increased from 1.7 to 1.0 at December 31, 1995 to 13.7 to 1.0 at December 31, 1997 due to the issuance in June 1996 of $235 million principal amount of its 131/4% First Mortgage Notes due 2004 (the "Notes") and the losses incurred by the Company in 1996 and 1997. See "History of Net Losses." The ability of the Company to meet its debt service requirements and to engage in various significant corporate transactions that may be important to its business will be dependent upon future operating performance, which is subject to financial, economic, competitive, regulatory and other factors affecting the Company, many of which are beyond the Company's control. These inherent uncertainties are compounded as a result of the limited history of the riverboat gaming industry. Since a substantial portion of its cash flow from operations must be dedicated to debt service (approximately $70 million in 1998), there can be no assurance that the Company's cash flow from operations will be sufficient to meet its debt service requirements and other obligations or to repay its indebtedness at maturity. If the Company is unable to generate sufficient cash flow, it could be required to adopt one or more alternatives, such as reducing or delaying planned capital expenditures, selling assets, restructuring debt or obtaining additional capital. However, the Company's ability to raise funds by selling assets is greatly restricted by the Indenture, dated June 5, 1996 (the "Indenture"), under which the Notes were issued. The Company's ability to incur additional indebtedness is restricted by the Indenture until such times as the Company achieves an interest coverage ratio, as defined, of 2.0 to 1.0. The Company's ability to effect equity offerings is dependent on the Company's results of operations and market conditions. There can be no assurance that any of such alternatives will be feasible on satisfactory terms, and resorting to alternative sources of funds could impair the Company's competitive position and reduce its future cash flow.

HISTORY OF NET LOSSES

          The Company incurred net losses of $24.8 million and $40.2 million for the years ended December 31, 1996 and 1997, respectively, and $13.3 million and $2.3 million for the six months ended June 30, 1997 and 1998, respectively. These net losses resulted primarily from the incurrence of interest expense during the period when the Lawrenceburg Casino was under construction. The Company had income from operations of $6.5 million in 1997 and $35.0 million during the six months ended June 30, 1998. During the three months ended June 30, 1998 the Company had income from operations of $19.4 million and net income of $.2 million. On June 30, 1998 the Company had total stockholders' equity of $30.2 million, net of a retained deficit of $41.9 million.

          The Company's return to positive net income for the three months ended June 30, 1998 was a result of the net income derived by the Company from the Lawrenceburg Casino, which moved from a temporary site to its permanent site in December 1997 and became fully operational in June 1998 when the hotel was fully opened. The Company's ability to maintain positive net income in the future and to meet its operating and debt service requirements are substantially dependent upon the continued success of the Lawrenceburg Casino. The Lawrenceburg Casino operations could be adversely affected by numerous factors including, increased competition, change in gaming or taxation regulations, adoption of gaming in the State of Ohio or natural disasters, including flooding along the Ohio River, which would have a material adverse effect on the financial position and results of operations of the Company.

          The Company's results of operations for the six and three months ended June 30, 1998 were also favorably impacted by improved performance in Alton and Sioux City due to focused marketing efforts and opening efficiencies. However, the Company's results of operations were adversely affected by increased competition at Riverside and by a market decline in Baton Rouge due to increased competition from other gaming operations in nearby locations. Under the terms of the development agreement with the City of Baton Rouge, the Company is required to pay a head tax of $2.50 per passenger until such time as the Company commences construction on a hotel near the Company's facility. Once construction commences on the hotel, the head tax ceases and the Company will save approximately $3.5 million annually. The Company is in negotiations with several developers pertaining to the construction of a hotel. While the Company believes it will structure an agreement for the development of the hotel, no assurance can be given as to the timing of the development of a hotel or as to the required financial commitment of the Company with respect to the development of a hotel. The Company's ability to recover the carrying amount of the long-lived assets of its Baton Rouge operations is dependent on several things, including achieving anticipated operating results, the competitive environment and the hotel development, which would stop the $2.50 incremental head tax. If the Company is unable to develop the hotel or if the Company's operating results do not improve through cost efficiencies or following the elimination of video poker at competing outlets, the Company could take a charge amounting to a substantial portion of the $115 million of Baton Rouge investment.

COMPETITION

          The casino gaming industry is characterized by intense competition from a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery and poker machines in locations other than casinos, Native American gaming and other forms of gaming in the United States. Gaming industry competition is particularly intense in each of the markets where the Company operates. Historically, the Company has been an early entrant in each of its markets; however, as its competitors have opened properties in these markets, the Company's operating results in these markets have been negatively affected. The Company expects that many of its competitors will have more gaming industry experience, will be larger and will have significantly greater financial and other resources than the Company. In addition, certain of its direct competitors may have superior facilities and or operating conditions in terms of (i) dockside versus cruising riverboat gaming, (ii) the amenities offered by the competing casino and its related support and entertainment facilities, (iii) convenient parking facilities, (iv) ease of accessibility to the casino site, and (v) favorable tax or regulatory factors. Given these factors, substantial increased competition could have a material adverse effect on the Company's operations.

          The Company's Alton Casino faces competition from four other riverboat casino facilities currently operating in the St. Louis area and expects the level of competition to remain intense in the future. The most recent casino complex to open includes two independently owned facilities, each of which operate two dockside vessels. This casino complex, which increased gaming capacity in St. Louis by approximately 50%, opened in March of 1997. This increased competition has contributed to the decrease in operating income reported by the Company for Alton from $28.8 million in 1994 to $7.5 million in 1997. The Company's Riverside Casino faces competition from three casino companies in the Kansas City area that offer dockside gaming, two of which offer two gaming vessels each. This increased competition has contributed to the decrease in operating income reported by the Company for Riverside from $22 million in 1995 to $2.5 million in 1997. Until July 1998 there was an additional competitor in the Kansas City market which recently closed its facility. The Company's Baton Rouge Casino faces competition from one casino located in downtown Baton Rouge, a nearby Native American casino and multiple casinos throughout Louisiana. This increased competition has contributed to the decrease in operating income reported by the Company for Baton Rouge from $2.9 million in 1995 to a loss of $4.1 million in 1997. Currently, the Company faces competition in Sioux City, Iowa from two land-based Native American casinos, slot machines at a pari-mutual race track in Council Bluffs, Iowa and two riverboat casinos in the Council Bluffs, Iowa/Omaha, Nebraska market. The Indiana Partnership faces competition from one other riverboat casino in the Cincinnati market, which opened in October 1996. There could be further competition in any market which the Company operates as a result of legislative changes or other events. The Company expects each market in which it participates, both current and prospective, to be highly competitive.

GAMING REGULATION

          LICENSING AND REGULATION BY GAMING AND LOCAL AUTHORITIES. The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The states of Illinois, Missouri, Louisiana, Iowa and Indiana and the applicable local authorities require licenses, findings of suitability, registrations, permits and approvals to be held by the Company and its subsidiaries as well as the officers and directors of the Company and its subsidiaries. The Illinois Gaming Board, the Missouri Gaming Commission, the Louisiana Gaming Control Board, the Iowa Racing and Gaming Commission and the Indiana Gaming Commission (herein collectively referred to as "Applicable Gaming Commissions") may, among other things, limit, condition, suspend, fail to renew or revoke a license or approval to own an equity interest in the Company or any of its subsidiaries, for any cause deemed reasonable by such licensing authority. The suspension, failure to renew or revocation of any of the Company's licenses or the levy on the Company of substantial fines or forfeiture of assets would have a material adverse effect on the business of the Company. In certain circumstances, the Applicable Gaming Commissions have the authority to approve certain distributions from subsidiaries to the Company.

          To date, the Company has obtained all governmental licenses, registrations, permits and approvals necessary for the operation of its current gaming activities. However, gaming licenses and related approvals are deemed to be privileges under Illinois, Missouri, Louisiana, Iowa and Indiana law, and no assurances can be given that any new licenses, permits and approvals that may be required in the future will be given or that existing ones will not be revoked or fail to be renewed. In addition, the loss of a license in one jurisdiction could trigger the loss of a license or effect the Company's eligibility for a license in another jurisdiction.

          The approval of the Applicable Gaming Commissions is required for any material debt or equity financing. No assurance can be given that the Company will obtain the required approvals for future financings.

          RISK OF ADVERSE CHANGES IN LAWS AND REGULATIONS. Regulations with respect to the conduct of gaming activities and the obligations of gaming companies in any jurisdiction in which the Company has gaming operations are subject to change and could impose additional operating, financial or other burdens on the conduct of the Company's business. Moreover, legislation to prohibit or limit gaming may be introduced in the future in states where gaming has been legalized. The enactment of any such legislation or regulatory changes in jurisdictions where the Company operates gaming facilities could have a material adverse effect on the Company.

          RISK OF LEGALIZATION OF GAMING JURISDICTIONS ADJACENT TO THE COMPANY'S OPERATIONS. Casino gaming is currently prohibited in several jurisdictions adjacent to Missouri, Iowa and Indiana. As a result, residents of these jurisdictions, principally Kansas, Nebraska, Ohio and Kentucky, comprise a significant portion of the patrons of the Company's casinos in Riverside, Missouri, Sioux City, Iowa and Lawrenceburg, Indiana. The legalization of casino gaming in Kansas would have a material adverse effect on the Company's Riverside casino because residents of Kansas comprise a significant target market. The legalization of casino gaming in Ohio or Kentucky would have a material adverse effect on the Company's Lawrenceburg Casino because a substantial portion of the Lawrenceburg Casino's customers are residents of Ohio and Kentucky.

          GAMING TAXATION AND FEES. The Company believes that the prospect of significant additional tax revenue is one of the primary reasons why new jurisdictions have legalized gaming. As a result, gaming operators are typically subject to significant taxes and fees in addition to normal federal and state corporate income taxes. Such taxes and fees are subject to increase at any time. The Company pays substantial taxes and fees with respect to its operations and will likely incur similar burdens in any other jurisdiction in which its conducts gaming operations in the future. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on the Company's future financial results.

CERTAIN RISKS UNDER THE LAWRENCEBURG CASINO PARTNERSHIP AGREEMENT

          The Lawrenceburg Casino partnership agreement provides that the Company's wholly-owned subsidiary, The Indiana Gaming Company, can be removed as general partner of the partnership by the limited partners under certain limited circumstances, including: (i) a material breach (after notice and expiration of applicable cure periods) of certain material provisions of the partnership agreement dealing with such things as distributions to partners or the failure to obtain the required consent of the limited partners for certain major decisions; (ii) conviction of embezzlement or fraud; (iii) certain bankruptcy events; (iv) if The Indiana Gaming Company's partnership interest is less than 40% due to sales or dilution for failure to pay required capital; (v) a final unappealable judgment against The Indiana Gaming Company in excess of $25 million which is uninsured and remains unsatisfied, unreleased or unstayed for 180 days; (vi) certain acts constituting "gross mismanagement;" (vii) if The Indiana Gaming Company fails to fund project costs in excess of $215 million (after expiration of applicable notice and cure periods); and (viii) if the Trustee under the Indenture were to foreclose on the Company's pledge of its partnership interest in the partnership. Upon removal as general partner, the general partnership interest of The Indiana Gaming Company becomes a "special limited partner" interest with rights to partner distributions but only limited voting rights on partnership matters. Also, if the reason for the removal is an event described in clause (i), (ii), (iii), (v), (vi) or (viii) above, the limited partners may acquire all, but not less than all, of The Indiana Gaming Company's interest for the fair market value thereof determined by an appraisal process.

          The Lawrenceburg partnership agreement provides that: (i) after the third anniversary date of commencement of operations at the Lawrenceburg Casino (December 10, 1999), each limited partner has the right to sell its interest to the other partners (pro rata in accordance with their respective percentage interests) or (ii) at any time after a deadlock by the parties with respect to significant items in any annual operating budget of the partnership for budget year 1999 and thereafter, any partner has a right to sell its interest to the other partners (the limited partner pursuant to clause (i) and the partner desiring to sell pursuant to clause (ii) are hereinafter referred to as a "Selling Partner" and the non-selling partners are hereinafter referred to as the "Non-Selling Partners"). The partnership agreement provides that after the Selling Partner gives notice of its intent to sell, the Selling Partner and Non-Selling Partners shall have 60 days to attempt in good faith to agree to a purchase price. If within such period of time no such agreement is reached, then the Selling Partner's interest shall be appraised pursuant to an appraisal process to determine the fair market value thereof. After the fair market value of the Selling Partner's interest is determined by the appraisal process, the Non-Selling Partners have 60 days to reject such sale at that price, and if the Non-Selling Partners decline to purchase the interest of the Selling Partner at the appraisal price, then the general partner is to solicit bids and sell all of the assets of the Partnership within twelve months to the highest bidder and Indiana Gaming L.P. will be dissolved. No assurances can be given that The Indiana Gaming Company, if it is a Non-Selling Partner, will have or will be able to obtain sufficient funds to acquire any Selling Partner's interest in the circumstances provided for above or that The Indiana Gaming Company will choose to make such purchase and therefore the assets of the partnership would have to be sold to the highest bidder as provided above. In addition, the partnership agreement provides all partners with a right of first refusal on transfers of partnership interest. A foreclosure by the Trustee under the Indenture on the Company's pledge of its partnership interest shall be deemed a transfer giving rise to a right of first refusal.

LOSS OF A RIVERBOAT OR DOCKSIDE FACILITY FROM SERVICE; FLOODING

          The Company's revenues are generated primarily by its gaming operations conducted on riverboat casinos, which are supplemented by dockside entertainment and support facilities. A riverboat or dockside facility could be lost from service for a variety of reasons, including casualty, forces of nature, mechanical failure or extended or extraordinary maintenance or inspection. In addition, U.S. Coast Guard regulations require a hull inspection for all riverboats at five-year intervals. To comply with the inspection requirement, which could take a substantial amount of time, the riverboats must be taken to a U.S. Coast Guard approved dry docking facility.
 The Belle of Sioux City riverboat was removed from service on April 13, 1996 for such a hull inspection. The riverboat arrived at an approved dry docking facility on April 16, 1996, passed its inspection and returned to service on May 9, 1996. No interruption in gaming operations occurred in Sioux City as a result of the hull inspection process, as the Company temporarily transferred gaming operations to the original Alton Belle prior to removing the Belle of Sioux City from service. In 1998 the Alton Belle Casino II completed its hull inspection without any disruption of service. The Belle of Baton Rouge and Argosy Casino in Riverside riverboats are due for this inspection in mid-1999.

          The severe flooding which occurred along the Mississippi River in metropolitan St. Louis during the summer of 1993 caused the Company to experience decreased attendance and increased operating expenses. The Company again experience flooding in May 1995 at both the Alton, Illinois and Riverside, Missouri sites; however, the flooding did not result in any significant decrease in attendance or increase in expenses at either site. All of the Company's riverboat casino sites are vulnerable to the risk of future flooding. Any flood or other severe weather condition that might occur in the future could adversely affect attendance and increase expenses, and could lead to the loss of use of a riverboat or dockside facility for an extended period. In addition, a significant portion of the Company's land-based assets are not covered by flood insurance for any loss of damage they might sustain by flooding and the Company does not currently have any business interruption insurance. The loss of any riverboat from service, the inability to use a dockside facility or the loss of parking or land-based facilities could have a material adverse effect on the Company's financial results.

PENDING INTERNAL REVENUE SERVICE AUDIT

          On November, 1, 1994, the Company received a Notice of the beginning of an Administrative Proceeding from the Internal Revenue Service ("IRS") for the 1992 and 1993 tax years of Metro Entertainment & Tourism, Inc. ("Metro"). Metro was merged with and into the Company immediately prior to its initial public offering in February 1993. Metro and J. Connors Group, Inc. ("Connors") were the partners of Alton Riverboat Gambling Partnership ("ARGP") which until the Company's initial public offering owned and operated the Alton, Illinois riverboat casino. The IRS has proposed certain adjustments with respect to the Company for its 1993 tax year in a 30-day letter. The IRS has also proposed adjustments for ARGP that flow through to Metro in a 60-day letter. Finally, on March 16, 1998 the IRS issued a 60-day letter to Metro for its tax years ending December 1992 and February 1993. The principal issues raised by the IRS in the Metro 60-day letter involve the status of Metro as an S Corporation and the deductibility of the $8.5 million accommodation fee paid to William McEnery in 1992 and 1993. The total federal tax liability asserted by the IRS against the Company resulting from these proposed adjustments is approximately $11.0 million including interest through June 30, 1998 but excluding penalties, if any. On May 12, 1998, the Company filed a protest to these proposed adjustments to the Appeals Office of the IRS and is vigorously contesting these proposed adjustments. While the Company believes the predecessor entity has legal authority for its position that it is not subject to federal and certain state income taxes because it met the S Corporation requirements, no assurances can be given that its position will be upheld. This contingent tax liability could have a material adverse effect on the Company's results of operations, financial position and cash flows. No provision has been made for this contingency in the Company's consolidated financial statements.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

          The Company has granted registration rights to the holders of the Preferred Shares and the Warrants with respect to all of the shares of Common Stock issuable upon their conversion or exercise, as the case may be. On June 16, 1998, using the assumptions set forth below, the 800 Preferred Shares issued on that date were convertible into a total of 2,469,135 shares of Common Stock and the 800 Warrants issued on that date were exercisable to purchase a total of 292,612 shares of Common Stock. The Preferred Shares are convertible at the lower of the fixed conversion price and the floating conversion price. The fixed conversion price and the warrant exercise price are subject to adjustment to prevent dilution and may be reset downward 270 days after issuance depending on market conditions. The fixed conversion price is also subject to adjustment upon the occurrence of certain events. The floating conversion price is determined by market prices during a period immediately preceding conversion. Thus, due to the indeterminate nature of the floating conversion price and the possibility of adjustments to the fixed conversion price and the warrant exercise price, the number of shares of Common Stock referred to above as being issuable is illustrative and may not set forth the total number of shares actually issued upon conversion of the Preferred Shares and the exercise of the Warrants, in full. Those numbers are based on an assumed floating conversion price of $3.24 per share and a fixed conversion price and a warrant exercise price of $3.89 per share. See Note (2) to "Selling Stockholders" for a recent floating conversion price.


          Subject to fulfillment of certain terms and conditions, the holders of the Preferred Shares have the right to purchase, and the Company has the right to require the holders of the Preferred Shares to purchase, up to an additional 800 Preferred Shares and 800 Warrants in the aggregate. The fixed conversion price for those Preferred Shares and the exercise price for those Warrants would be determined at the time of their issuance; however, the Company believes that it is likely that the total number of shares of Common Stock issuable upon their conversion or exercise, as the case may be, would not be less than is the case with the 800 Preferred Shares and 800 Warrants outstanding on June 16, 1998.

          By exercising their registration rights, converting the Preferred Shares into Common Stock and purchasing Common Stock upon exercise of the Warrants, the holders of the Preferred Shares and Warrants can cause a large number of shares of Common Stock to be registered and become freely tradeable without restrictions under the Securities Act of 1933. Such sales may have an adverse effect on the market price of the Common Stock and could impair the Company's ability to raise additional capital.

          In addition, future sales of shares by existing stockholders could adversely affect the prevailing market price of the Common Stock. Substantially all of the 24,498,333 shares of Common Stock outstanding as of February 27, 1998 were freely tradeable in the public market, of which 10,012,181 shares held by affiliates of the Company were eligible for immediate sale in the public market subject to volume and other restrictions of Rule 144; however, certain of those affiliates have registration rights with respect to a total of 9,928,681 of such shares of Common Stock which, if exercised, would permit those shares to be sold without the volume and other restrictions of Rule 144.

EXCHANGE LISTING

          The Company has been advised by the New York Stock Exchange ("NYSE") that it does not currently meet the NYSE's requirements for continued listing. Specifically, the Company does not meet the NYSE's net tangible asset requirement of at least $12 million or the requirement that it have a three (3) year average net income of at least $600,000. The Company has met with the staff of the NYSE and presented the Company's plan for complying with the NYSE's requirements for continued listing. On September 11, 1998 the Company was informed by the NYSE that the Company will continue to be listed on the NYSE, but that the NYSE will review on a quarterly basis the Company's progress with the plan submitted by the Company to comply with the NYSE continued listing criteria. In the event the NYSE decides to de-list the Company, the Company intends to apply for listing on the American Stock Exchange ("ASE") or the NASDAQ National Market ("NASDAQ"); however, the Company does not currently meet all of the listing requirements of either the ASE or NASDAQ. No assurance can be given that the Company will continue to be listed on the NYSE or that, if the Company is de-listed from the NYSE, the Company will be listed on either the ASE or NASDAQ. In the event the Company is unable to list its Common Stock on ASE or NASDAQ, quotations for the Common Stock would most likely occur through the over-the-counter "pink sheets" which would limit the marketability of the Common Stock. Further, the failure of the Common Stock to trade on a national exchange or market would (a) give the holders of the Preferred Shares the right, subject to limitations set forth in the Certificate of Designations for such shares, to require that Company to redeem the Preferred Shares and (b) likely result in a default by the Company under its Convertible Notes and First Mortgage Notes which would have a material adverse effect on the Company.

                             PRICE RANGE OF COMMON STOCK

          The Common Stock is listed and traded on the New York Stock Exchange. The following table sets forth the high and low prices of the Common Stock for each full quarterly period for the Company's two most recent fiscal years and the current fiscal year.


                                          SALES PRICE
                                        LOW          HIGH
                    CALENDAR 1996

                    First Quarter     $6-11/16    $9-1/4

                    Second Quarter     7           8-3/4

                    Third Quarter      4-1/4       7-3/4

                    Fourth Quarter     4-1/2       7-1/8


                    CALENDAR 1997

                    First Quarter     $3-3/8      $5-1/4

                    Second Quarter     2-3/4       4

                    Third Quarter      2-15/16     5-3/4

                    Fourth Quarter     3-1/16      5-5/8


                    CALENDAR 1998

                    First Quarter     $3-1/4      $4-1/2

                    Second Quarter     2-3/4       4-1/8

                    Third Quarter      2-1/16      3-3/16




The last reported sale price for the Common Stock on September 30, 1998 was $2-5/16 per share.


                                 SELLING STOCKHOLDERS

          The shares of Common Stock offered by this Prospectus (i) are issuable to the holders of the Preferred Shares upon conversion thereof, if converted, and to the holders of the Warrants upon exercise thereof, if exercised, and (ii) are offered for the account of the Selling Stockholders.

The Preferred Shares and/or the Warrants may be transferred or assigned by the holders thereof between the date of this Prospectus and the date of conversion, if converted, or the date of exercise, if exercised. In addition, the number of shares of Common Stock issuable to the holders of the Preferred Shares upon conversion will be determined based upon the applicable conversion price at the time of conversion and the number of shares of Common Stock issuable to the holders of the Warrants upon exercise will be determined based upon the applicable exercise price at the time of exercise.

          The Company has agreed to register a specified number of Shares for resale by the Selling Stockholders. The number of Shares shown in the following table as being beneficially owned by the Selling Stockholders does not include such presently indeterminate number of additional shares of Common Stock as may be issuable upon conversion of the Preferred Shares based upon fluctuations in the conversion price of the Preferred Shares, but which shares are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement of which this Prospectus forms a part.

          The Shares covered by this Prospectus may be offered from time to time by the Selling Stockholders named below:


                                    NUMBER OF SHARES OF COMMON
                                    STOCK BENEFICIALLY OWNED                                         NUMBER OF SHARES OF COMMON
                                      AS OF SEPTEMBER 25,          NUMBER OF SHARES OF COMMON          STOCK BENEFICIALLY OWNED
 NAME OF SELLING STOCKHOLDER               1998(1)(2)               STOCK OFFERED HEREBY(3)               AFTER OFFERING (4)
-------------------------------------------------------------------------------------------------------------------------------

 AGR Halifax Fund, Ltd.(13)               1,608,259 (5)                     1,875,000                             0

 Heracles Fund (14)                         799,130 (6)                       937,500                             0

 Leonardo, L.P. (15)                        750,521 (7)                       875,000                             0

 Themis Partners L.P. (14)                  536,087 (8)                       625,000                             0

 Ramius Fund, Ltd. (13)                     321,652 (9)                       375,000                             0

 Raphael, L.P. (15)                         107,217(10)                       125,000                             0

 GAM Arbitrage
    Investments, Inc. (15)                   80,414(11)                        93,750                             0

 AG Super Fund
    International, L.P. (15)                 80,414(12)                        93,750                             0

________________


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of September 25, 1998 through the conversion or exercise of any security or other right.

(2) Beneficial ownership is determined as of September 25, 1998 and is based upon a conversion price of the Preferred Shares equal to $2.025 (which is the average of the five lowest closing bid prices of the Common Stock for the 30 consecutive trading days ended September 25, 1998). The actual number of shares of Common Stock issuable upon conversion of the Preferred Shares is that number of shares of Common Stock equal to the quotient of
     (i) the aggregate stated value of the Preferred Shares ($10,000 per share), plus any accrued and unpaid premium of 4% per annum divided by (ii) the conversion price. The conversion price is the lesser of (a) $3.89 per share, or (ii) the market price of the Common Stock, where the market price is the average of the five lowest closing bid prices for the Common Stock for the 30 consecutive trading days immediately preceding such date of determination. No holder of Preferred Shares or Warrants is entitled to convert or exercise such securities to the extent that the shares to be received by such holders upon such conversion or exercise would cause such holders in the aggregate to beneficially own more than 4.99% of the Common Stock of the Company (other than shares deemed to be beneficially owned through ownership of the Preferred Shares), except upon 61 days prior notice to the Company. In addition, pursuant to the rules of The New York Stock Exchange, in the absence of stockholder approval, the aggregate number of shares issuable to the Selling Stockholders upon the conversion of the Preferred Shares may not exceed 19.99% of the outstanding Common Stock as of June 16, 1998 (approximately 4,897,216 shares). Unless such stockholder approval is obtained, none of the Selling Stockholders will be able to acquire more than its proportionate share of such maximum amount. The Company may be required to redeem any Preferred Shares which may not be converted because of such limitation.

(3) Represents the allocation among the Selling Stockholders of 5,000,000 shares of Common Stock potentially issuable as of September 25, 1998, upon conversion and exercise of the 800 Preferred Shares and related Warrants held by the Selling Stockholders which the Company is registering pursuant to the Registration Rights Agreement between the Company and the Selling Stockholders. The number of shares of Common Stock registered pursuant to the Registration Statement on behalf of the Selling Stockholders holding Preferred Shares and Warrants and the number of Shares offered hereby by such holders have been determined by agreement between the Company and such Selling Stockholders. Because the number of Shares that will ultimately be issued upon conversion of the Preferred Shares or exercise of the Warrants is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion, as described in footnote (2) above, and certain antidilution adjustments, such number of shares (and therefore the number of shares offered hereby) cannot be determined at this time. The number of shares being offered by the Selling Stockholders holding the Preferred Stock, in accordance with Rule 416 under the Securities Act, also includes such presently indeterminate number of additional shares as may be issuable upon conversion of the Preferred Shares, based upon fluctuations in the conversion price of the Preferred Shares and future antidilution adjustments in accordance with the terms of the Certificate of Designation for the Preferred Shares and the Warrants.

(4) Gives effect to the conversion of all of the Preferred Shares and exercise of all of the Warrants and sale of the shares of Common Stock upon such conversion or exercise.

(5) Consists of (i)1,498,529 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 109,730 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(6) Consists of (i) 744,265 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 54,865 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(7) Consists of (i) 699,314 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 51,207 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(8) Consists of (i) 499,510 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 36,577 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(9) Consists of (i) 299,706 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 21,946 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(10) Consists of (i) 99,902 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 7,315 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(11) Consists of (i) 74,927 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 5,487 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(12) Consists of (i) 74,927 shares of Common Stock issuable upon conversion of Preferred Shares, and (ii) 5,487 shares of Common Stock issuable upon exercise of the related Warrant, each calculated as of September 25, 1998.

(13) AG Ramius Partners, LLC ("AG Ramius") is the Investment Adviser to AGR Halifax Fund, Ltd. and Ramius Fund, Ltd. (collectively, the "AG Ramius Entities") and consequently has voting control and investment discretion over securities held by the AG Ramius Entities. The ownership for each of the AG Ramius Entities does not include the ownership information for the other AG Ramius Entities. AG Ramius and each of the AG Ramius Entities disclaims beneficial ownership of the shares held by the other AG Ramius Entities.

(14) Promethean Investment Group L.L.C. ("Promethean") is the general partner of Themis Partners L.P. and the investment advisor for Heracles Fund (collectively, the "Promethean Entities") and consequently has voting control and investment discretion over securities held by the Promethean Entities. The ownership for each of the Promethean Entities does not include the ownership information for the other Promethean Entities. Promethean and each of the Promethean Entities disclaims beneficial ownership of the shares held by the other Promethean Entities.

(15) Angelo, Gordon & Co., L.P. ("Angelo Gordon") is a general partner of Leonardo, L.P., AG Super Fund International, L.P. and Raphael, L.P., and is Investment Advisor of GAM Arbitrage Investments, Inc. (collectively, the "Angelo Gordon Entities") and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities. The ownership for each of the Angelo Gordon Entities does not include the ownership information for the other Angelo Gordon Entities. Angelo Gordon and each of the Angelo Gordon Entities disclaims beneficial ownership of the shares held by the other Angelo Gordon Entities.




                             DESCRIPTION OF CAPITAL STOCK


     The Company's Certificate of Incorporation authorizes the issuance of 60,000,000 shares of Common Stock par value $.01 per share, of which 24,498,333 shares were outstanding on June 30, 1998; 10,000,000 shares of preferred stock, par value $.01 per share, of which 800 shares were outstanding on June 30, 1998; and 85 shares of redeemable common stock, par value $.01 per share, of which none is outstanding as of the date of this Prospectus.


COMMON STOCK

     Holders of the Common Stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the stockholders and on all propositions before such meetings. The Common Stock does not have cumulative voting rights in the election of directors. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the affairs of the Company, the assets remaining after provision for payment of creditors and after distribution in full of the preferential amount to be distributed to the holders of shares of any preferred stock are distributable pro rata among holders of Common Stock.

     The transfer agent and registrar of the Common Stock is The Harris Trust and Savings Bank, P. O. Box A3504, Chicago, Illinois 60690-9502.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized Preferred Stock into one or more series and to fix and determine the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges.

     The Board of Directors has designated 1,600 of shares of Preferred Stock as Series A Convertible Preferred Stock (the "Series A Shares"). As of June 30, 1998, 800 Series A Shares were outstanding. Following is a description of certain provisions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Argosy Gaming Company (the "Certificate of Designations").

STATED VALUE - The stated value of the Series A Shares is $10,000 per share.

DIVIDENDS - The Series A Shares do not bear any dividends, however they do have a premium rate of 4% per annum, payable in cash or in kind at the time of conversion or redemption.

VOTING - The holders of the Series A Shares have no voting rights except as required by law or upon any proposal to change any of the powers, preferences and rights of the Series A Shares.

REDEMPTION - The Company may redeem all Series A Shares which are outstanding seven years after the date of original issue at their stated value plus accrued premium. Each holder of Series A Shares has the right, subject to limitations set forth in that Certificate of Designations, to require the Company to redeem all or a portion of such holder's Series A Shares upon the happening of certain extraordinary events at a price per share equal to the greater of (i) 120% of stated value plus accrued premium or (ii) the product of the conversion rate at such time and the closing bid price per share of Common Stock at such time. The Company has the right, subject to the satisfaction of conditions set forth in the Certificate of Designations, to redeem any or all Series A Shares at any time at a price per share equal to the product of the conversion rate at such time and the closing bid price per share of Common Stock at such time.

LIQUIDATION - The preference of the Series A Shares over the Common Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company is the stated value of such shares plus accrued premium.

SINKING FUND - None

CONVERSION - The Series A Shares are convertible into shares of Common Stock at a price per share equal to the lesser of (i) 120% of the average closing bid prices for the Common Stock for the five trading days immediately preceding the original issuance date thereof (the "Fixed Conversion Price") or (ii) 100% of the average of the five lowest consecutive closing bid prices during the period of 30 consecutive trading days immediately preceding conversion (the "Floating Conversion Price"). The Series A Shares are convertible at any time at the Fixed Conversion Price. The Series A Shares are not convertible at the Floating Conversion Price during the period of 120 days following the original issuance date. Thereafter, they are convertible in increasing increments up to 211 days following the original issuance date at which time they become fully convertible. The Company has the right, subject to the satisfaction of conditions set forth in the Certificate of Designations, to require the conversion of any or all Series A Shares at any time at a price per share equal to the lesser of the Fixed Conversion Price or the Floating Conversion Price. The conversion rate for each Series A Share is determined by dividing (i) its stated value plus accrued premium by (ii) the applicable conversion price. To protect against dilution, the Fixed Conversion Price is subject to adjustment in certain events, including stock dividends, stock splits and the issuance of Common Stock for cash at less than the Fixed Conversion Price then in effect. The Fixed Conversion Price is subject to adjustment upon the happening of certain extraordinary events or the failure or inability of the Company to take certain action or in the event that closing bid prices for the Common Stock during specified periods ending 270 days following the original issuance date of such Shares is less than the Fixed Conversion Price. If the Company issues a convertible security with a variable price which uses a formula different from the one used to calculate the Floating Conversion Price, the Floating Conversion Price then in effect may be replaced by the other formulation.

                               DESCRIPTION OF WARRANTS

          The Warrants may be exercised at any time. The number of shares of Common Stock purchasable upon exercise is determined by the warrant value as of the date of issuance of the Warrant and the exercise price in effect from time to time. The warrant value is determined as of the applicable issuance date using the Black-Scholes valuation method. The initial exercise price is based upon 120% of the average closing bid prices for the Common Stock for the five trading days immediately preceding the applicable issuance date. Thereafter, the exercise price is subject to adjustment to prevent dilution and may be reset 270 days after the applicable issuance date if closing bid prices for the Common Stock on specified dates are lower than the initial exercise price. The Warrants expire five years from the applicable issuance date.

                                 PLAN OF DISTRIBUTION

          The Common Stock offered by this Prospectus is being offered on behalf of the Selling Stockholders. Such Common Stock may be sold or distributed from time to time by the Selling Stockholders, or by donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such Common Stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered hereby may be effected in one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on The New York Stock Exchange;
(iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); (vii) in privately negotiated transactions; (viii) to cover short sales; or (ix) any combination of the foregoing.

          From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. The number of Selling Stockholders' Shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder. In addition, a Selling Stockholder may, from time to time, sell short the Common Stock, and in such instances, this Prospectus may be delivered in connection with such short sales and the Shares offered hereby may be used to cover such short sales.

          A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Shares to the broker-dealers, who may then resell or otherwise transfer such Shares. A Selling Stockholder may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default may sell or otherwise transfer the pledged Shares.

          Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor any Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

          The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. The Company has also agreed to indemnify the Selling Stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

          The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.
 All of the foregoing may affect the marketability of the Shares.

                                    LEGAL MATTERS

          The validity of the shares of Common Stock offered hereby and certain legal matters will be passed upon for the Company by Winston & Strawn, Chicago, Illinois.


                                       EXPERTS

          The consolidated financial statements of Argosy Gaming Company incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial statements of Jazz Enterprises, Inc. for the year ended February 28, 1995 included in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated to be:

SEC Filing fee. . . . . . . . . . . . . . . . . . . . . . . . .   $  4,720
NYSE Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . .     17,500
Printing and Engraving. . . . . . . . . . . . . . . . . . . . .      5,000
Accounting Fees . . . . . . . . . . . . . . . . . . . . . . . .     18,000
Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . .     35,000
Blue Sky Fees and Expenses. . . . . . . . . . . . . . . . . . .        300
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . .        480
                                                                   _______
                        Total . . . . . . . . . . . . . . . . .    $81,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

          Section 102(b)(7) of the GCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

          Article Eighth of the Company's Certificate of Incorporation and
Article VIII of the Company's By-laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by law. Article Seventh of Company's Certificate of Incorporation provides that no director shall be personally liable for any breach of fiduciary duty; however, such provision does not eliminate liability as otherwise provided in the GCL.

          The Company has purchased insurance which insures (subject to certain terms and conditions, exclusions and deductibles) the Company against certain costs which the Company might be required to pay by way of indemnification to its directors or officers under its Certificate of Incorporation or By-laws, indemnification agreements or otherwise and protects individual directors and officers from certain losses for which they might not be indemnified by the Company.


ITEM 16.  EXHIBITS


 EXHIBIT
 NUMBER                                   DESCRIPTION
---------                                 -----------
      4.1      Securities Purchase Agreement dated as of June 12, 1998 (1)

      5.1      Opinion of Winston & Strawn

     23.1      Consent of Ernst & Young LLP

     23.2      Consent of Winston & Strawn (see Exhibit 5.1)

     23.3      Consent of Grant Thornton LLP

     24.1 Powers of Attorney (included on signature page of this Registration Statement)

___________________
     (1) Filed as Exhibit 4.17 to Registrant's Current Report on Form 8-K, dated June 16, 1998, and incorporated herein by reference.


ITEM 17.  UNDERTAKINGS.

          The Company hereby undertakes (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; provided, however, that paragraphs 1(i) and 1(ii) do not apply if this Registration Statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement, relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement, relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under
Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alton, State of Illinois on this 30th day of September, 1998.

                                        ARGOSY GAMING COMPANY

                                        By:   /s/  Dale R. Black
                                            -------------------------
                                             Dale R. Black
                                             Vice President



          Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



 SIGNATURE                  TITLE                               DATE
---------------             -----                               ----
 James B. Perry             Principal Executive Officer

 Dale R. Black              Principal Financial Officer
                            and Principal Accounting
                            Officer

 William F. Cellini         Director

 George L. Bristol          Director

 Edward F. Brennan          Director

 Felix Lance Callis         Director

 Jimmy F. Gallagher         Director

 William J. McEnery         Director

 John B. Pratt, Sr.         Director

                                               By:    /s/ Dale R. Black
                                                  --------------------------
                                                          Dale R. Black
                                                         (Attorney-in-fact)

                                                        September 30, 1998

                                    EXHIBIT INDEX


EXHIBIT
NUMBER      DESCRIPTION OF EXHIBIT
-------     -----------------------
  1.1       Securities Purchase Agreement dated as
            of June 12, 1998 (incorporated by reference)  . . . .
  5.1       Opinion of Winston & Strawn . . . . . . . . . . . . .     Filed Previously
  23.1      Consent of Ernst & Young LLP  . . . . . . . . . . . .     Filed Electronically
  23.2      Consent of Winston & Strawn (See Exhibit 5.1) . . . .
  23.3      Consent of Grant Thornton LLP . . . . . . . . . . . .     Filed Electronically
  24.1      Powers of Attorney (included on signature
            page of this Registration Statement)  . . . . . . . .
